SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 9 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

06008887

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65376

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2005** (MM/DD/YY) AND ENDING **DECEMBER 31, 2005** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TEXAS SECURITIES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4024 NAZARENE DRIVE, STE. B
(No. and Street)

CARROLLTON	**TEXAS**	**75010**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SHAWN M. GRISHAM **972-395-1133**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HARTMAN LEITO & BOLT, LLP
(Name – *if individual, state last, first, middle name*)

6100 SOUTHWEST BLVD, STE. 500	**FORT WORTH**	**TEXAS**	**76109**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 20 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SHAWN M. GRISHAM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TEXAS SECURITIES, INC., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THERESA HORLANDER
MY COMMISSION EXPIRES
January 18, 2010

Signature

President
Title

Theresa Horlander
Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TEXAS SECURITIES INC.
Statement of Financial Condition
December 31, 2005

ASSETS:		
Current assets:		
Cash	$	238,770
Trade accounts receivable		75,150
Prepaid expenses		13,833
Other current assets		65,419
Total current assets		393,172
Equipment:		
Office equipment		30,898
Furniture and fixtures		125,297
		156,195
Less accumulated depreciation		52,249
Total equipment		103,946
Total assets	$	497,118
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Current liabilities:		
Accounts payable	$	7,447
Accrued liabilities		193,528
Total current liabilities		200,975
Commitments and contingencies		-
Stockholders' equity:		
Common Stock, .01 par value; 100,000 shares authorized, 100,000 shares issued and outstanding		1,000
Additional paid-in capital		688,230
Retained deficit		(393,087)
Total stockholders' equity		296,143
Total liabilities and stockholders' equity	$	497,118

See accompanying notes and independent auditors' report.